UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 24 June 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	24 June 2011

BOARD APPOINTMENT AT AIB

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] announces the appointment of Mr. Bernard Byrne as Executive Director with immediate effect.

Mr. Byrne (43) joined AIB in May 2010 as Chief Financial Officer.  He was appointed Director of Personal & Business Banking in May 2011.  He began his career as a Chartered Accountant with PricewaterhouseCoopers (PwC) in 1988 and joined ESB International as Commercial Director in 1994. In 1998 he took up the post of Finance Director with IWP International Plc before moving to ESB in 2004 where he held the post of Group Finance and Commercial Director until he left to join AIB

-Ends-

For further information please contact:

Alan Kelly	Catherine Burke
Director of Corporate Affairs & Marketing	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894

Disclosures required by the Listing Rules of the Irish Stock Exchange Enterprise Securities Market:

List of Past and Present Directorships

Present
Horizon Education Limited

Past
ESB 1927 Properties Limited
ESB Commercial Properties Limited
ESB Networks Limited
ESB Novus Modus Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 24 June 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.